SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

6 Ely Place

Dublin 2, Ireland

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

J. Walter Thompson Company U.S. Employees’ Profit Sharing and

Matched Savings Plan

We have audited the accompanying statements of net assets available for benefits of the J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY CPA’s, P.C.

Valhalla, New York

June 24, 2010

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments, at fair value	$217,440,443	$171,614,530

Receivables:
Participating employer contributions	11,671,061	10,833,896

Total assets	229,111,504	182,448,426

LIABILITIES:
Current liabilities	132,908	132,908

Total liabilities	132,908	132,908

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	228,978,596	182,315,518

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,220,793	4,715,645

NET ASSETS AVAILABLE FOR BENEFITS	$231,199,389	$187,031,163

See accompanying notes to financial statements.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:

Investment income:

Interest and dividends	$4,074,754
Loan repayment interest	223,921
Net appreciation in fair value of investments	34,744,760

Total investment income	39,043,435

Contributions:

Participating employers	11,664,954
Participants	13,979,323
Rollovers	895,360

Total contributions	26,539,637

Total additions	65,583,072

DEDUCTIONS:
Benefits paid to participants	21,369,504
Other expenses	45,342

Total deductions	21,414,846

INCREASE IN NET ASSETS	44,168,226

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	187,031,163

End of year	$231,199,389

See accompanying notes to financial statements.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN

The following description of the J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. During 2009, Merrill Lynch Trust Company, FSB, the Trustee and Custodian of the Plan, merged into Bank of America, N.A. and Bank of America, N.A. became the successor Trustee and Custodian of the Plan.

Contributions and Eligibility

a)	Deferred Contribution - The Matched Savings portion of the Plan is available to all eligible U.S. employees of J. Walter Thompson Company, J. Walter Thompson U.S.A., Inc., Future Vision Media, Inc. (d/b/a Ford Motor Media), TeamDetroit, Inc., JWT Specialized Communications, Inc., the Geppetto Group, LLC, Brouillard Communications, Inc., J. Walter Thompson Technology, Inc., MJM Creative Services, Inc., Team Detroit Stat LLC, JWT SO5 LLC, Roman BrandGroup LLC and WPP Group USA, Inc. (each an indirect wholly-owned subsidiary of WPP plc, each a “Participating Employer” and collectively the “Participating Employers”).

Employees become eligible to participate in the Plan on the first day of the month following their employment commencement date. In addition, eligible employees shall be deemed to have made an election to participate in the Plan equal to three percent of their eligible compensation until and unless the participant files a written direction or makes an electronic direction, as appropriate, negating the election.

Participating employees may contribute between 1% and 50% of their eligible compensation in Deferred Contributions (up to the annual federal dollar limit for these contributions) to the Matched Savings portion of the Plan. Prior to the 2009 Plan year, participating employees, who are considered highly compensated employees (as defined by the Internal Revenue Service (“IRS”)), may have contributed between 1% and 18% (up to the annual federal dollar limit for these contributions). For Plan years 2009 and 2008, participating compensation is limited to $245,000 and $230,000, respectively.

b)	Matching Contribution - The relevant Participating Employer determines annually, whether a discretionary matching contribution (“Matching Contribution”) will be made. To receive a Matching Contribution, if any, an eligible participant must be employed on December 31 of the relevant Plan year and have completed one year of qualifying service as defined by the Plan.

The Company Matching Contribution is made to the account of each participant in an amount up to one half of the first 6% in Deferred Contributions. An eligible employee of a Participating Employer, whether or not a participant in the Plan, may make rollover contributions in accordance with the terms of the Plan.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN (continued)

c)	Catch-Up Contributions - Participating employees who have attained age 50 may contribute an additional percentage of eligible compensation as catch-up contributions (up to the annual federal dollar limit for these contributions). Catch-up contributions are not eligible for Company Matching Contributions.

d)	Profit Sharing Contribution - The Profit Sharing portion of the Plan is available to all eligible U.S. employees of the Participating Employers, except that all employees of JWT Specialized Communications, Inc. are not eligible for profit sharing contributions. Eligible employees must have completed two years of qualifying service before completing a one year break in service as defined by the Plan. Annual discretionary Company Profit Sharing contributions under the Plan are determined by the relevant Participating Employer and are allocated to each participant employed by a Participating

Employer as of December 31 of the relevant Plan year based upon eligible compensation, as defined by the Plan. There are no participant contributions to the Profit Sharing portion of the Plan.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) any Company contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the participant’s vested account balance.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a number of mutual funds, two common collective trust funds, the MRJ Value Equity Fund, and a WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

Vesting - Deferred Contributions, Catch-Up contributions and their related earnings are 100% vested and non-forfeitable. Company Matching Contributions and related earnings are not vested and are forfeitable upon termination of employment until a participant completes three years of service. Amounts that are forfeited are used to reduce future contributions of the Participating Employers and may be used to pay Plan expenses. Profit Sharing Contributions and their related earnings are 100% vested and non-forfeitable.

Forfeited Amounts - At December 31, 2009 and 2008, forfeited non-vested amounts totaled $400,281 and $296,139, respectively.

Participant Loans - The Plan provides for loans and hardship withdrawals. Eligible participants can obtain loans from their qualifying account balances, as defined by the Plan. General purpose loans and residential loans (for purchasing the participant’s principal residence) are available. A loan to a participant may not be made in an amount less than $1,000. Total outstanding loans may not exceed the lesser of $50,000 or one-half of the participant’s vested account balance.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN (continued)

Participant loans (continued)

General purpose loans must be repaid within five years and residential loans must be repaid within twenty years. However, the term of a loan may not extend beyond the participant’s employment with a Participating Employer. Interest, charged at a fixed rate on loans, is a commercially reasonable rate commensurate with the prevailing interest rate charged by persons in the business of lending money for loans, which would be made under similar circumstances. Borrowers earn only this fixed rate of interest on their outstanding loan balance. When loans are repaid, the principal and interest are reinvested in the investment funds in which the participant is currently enrolled. During Plan years 2009 and 2008, the interest rates on loans ranged from 4.25% to 11% and 5% to 11%, respectively. Participant loans at December 31, 2009 and 2008 were $3,751,855 and $3,367,009, respectively

Payment of Benefits - Distributions from the Plan are generally made in the form of a lump-sum payment. Distributions are made at the time of retirement, termination, disability or death, according to Plan provisions. In addition, upon age 59 1/2, participants may elect to withdraw an amount equal to all or any portion of his or her interest in their vested Company Contributions, Deferred Contributions and Catch-Up Contributions, including earnings thereon. In addition, Rollover Contributions or Voluntary Contributions may be withdrawn at any time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Recent Accounting Pronouncements - In April 2009, the Financial Accounting Standards Board (FASB) issued guidance under ASC 820, formerly known as FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This guidance reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance was adopted by the Plan during 2009 and did not have a material impact on the Plan’s accompanying financial statements.

In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative U.S. generally accepted

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Account Pronouncements (continued) –

accounting principles (“GAAP”) for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s accompanying financial statements.

During 2009, the Plan adopted FASB Statement No. 165, Subsequent Events, or ASC 855, which was issued in May 2009 and is effective for fiscal years and interim periods ending after June 15, 2009. ASC 855 requires evaluation of subsequent events through the date of financial statement issuance. The adoption of this guidance is reflected in these financial statements.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial condition or results of operations and all applicable disclosures are included in these financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Account Pronouncements (continued) -

The FASB ASC 962 (formerly known as FASB Staff Position, No. AAG INV – 1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan. As required by the ASC, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - Administrative and investment expenses of the Plan are paid for by the Plan to the extent not paid by the Company.

3.	FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the statements of net assets available for benefits, classified for 2009 and 2008 as follows:

		Fair Value Measurements Using
As of December 31, 2009	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$146,024,109	$146,024,109	$—	$—
Common collective trusts	39,767,371	—	39,767,371	—
MRJ Value Equity Fund	20,330,252	—	20,330,252	—
Participant loans	3,751,855	—	3,751,855	—
WPP Stock Fund	7,448,049	7,448,049	—	—
Cash and accrued income	118,807	118,807	—	—

Total	$217,440,443	$153,590,965	$63,849,478	$—

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

3.	FAIR VALUE MEASUREMENTS (continued)

		Fair Value Measurements Using
As of December 31, 2008	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$110,653,716	$110,653,716	$—	$—
Common collective trusts	36,926,936	—	36,926,936	—
MRJ Value Equity Fund	16,096,579	—	16,096,579	—
Participant loans	3,367,009	—	3,367,009	—
WPP Stock Fund	4,483,600	4,483,600	—	—
Cash and accrued income	86,690	86,690	—	—

Total	$171,614,530	$115,224,006	$56,390,524	$—

The Plan adopted FASB ASC 820 (formerly known as FASB Statement 157, Fair Value Measurements), as of January 1, 2008. ASC 820 does not determine or affect the circumstances under which fair value measurements are used, but defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. This guidance establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs are significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and Level 3 inputs are significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of investments.

Level 1 Fair Value Measurements

The fair value of the WPP Stock Fund and mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

3.	FAIR VALUE MEASUREMENTS (continued)

Level 2 Fair Value Measurements

The fair value of the MRJ Value Equity fund, which is not traded in an active market, is valued at the unit value of the fund, which is based on the fair value of the underlying investments.

The Bank of America, N.A. Equity Index Trust (“EIT”), a common collective trust, invests primarily in a portfolio of equity securities valued at fair value based on quoted prices in active markets for the underlying securities.

The Bank of America, N.A. Retirement Preservation Trust (“Trust”), a common collective trust, invests primarily in synthetic guaranteed investment contracts. The Trust seeks to provide preservation of capital, liquidity and current income levels that are typically higher than those achieved by money market funds. The Trust is valued at fair value based on the fair value of the underlying assets and includes an adjustment in the statements of net assets available for benefits to present these investments at contract value. Participant-directed redemptions at contract value ordinarily have no restrictions; nevertheless, certain events, such as premature termination of the contract by the Plan or termination of the Plan, can limit the Plan’s ability to transact at contract value with the Trust. In those events, the amounts withdrawn may be payable at fair value rather than contract value. However, based upon experience to date, the Plan Administrator does not believe that such events are probable of occurring. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions, which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay sale of contracts that the Trust seeks to sell.

The value of participant loans is equal to the amortized cost of the loans, which approximates fair value. The participants’ loans fair value is ultimately based on observable inputs such as current interest rates and other relevant factors.

4.	INVESTMENTS

The Plan’s investments are held in a trust fund. The following is a schedule of investments that represent 5% or more of total net assets available for benefits as of December 31, 2009 and 2008:

	2009		2008
Description of Investment	Shares	$ Value	Shares	$ Value
BlackRock US Opportunities Port Fd Cl I	396,164	13,319,026		*
BlackRock Fundamental Growth, Inc. Cl I	1,128,128	22,427,176	1,137,707	16,633,284
Davis NY Venture Cl Y	394,862	12,355,224		*
JPMorgan Gov’t Bond Fund Select Cl.	2,000,510	21,065,365		*
Bank of America, N.A. Retirement Preservation Trust	32,658,715	30,437,922	33,925,503	29,209,858
MRJ Value Equity Fund	1,226,191	20,330,252	1,226,873	16,096,579
Pimco Total Return Fund, Cl. I	2,579,986	27,863,845	1,992,935	20,208,359
Thornburg Int’l Value Fund Cl. I	939,421	23,833,101	885,040	17,205,170
* This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008.

The Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $34,744,760 as follows:

WPP Stock Fund	$3,037,969
Common collective trusts	2,139,230
MRJ Value Equity Fund	4,417,110
Mutual funds	25,150,451

Total net appreciation	$34,744,760

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

5.	FEDERAL INCOME TAXES

The IRS has determined that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and thereby is exempt from taxation under Section 501(a) of the Code.

The Plan obtained its latest determination letter on June 17, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Participants are not taxed currently on Company Profit Sharing, Deferred Contributions, Catch-Up Contributions or Matching Contributions or on income earned by the Plan. Upon termination of employment, lump-sum distributions made by the Plan to participants, their estates, or beneficiaries in excess of the participants’ Voluntary Contributions, are subject to federal income taxes. Distributions representing Voluntary Contributions are not taxable.

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common collective trusts and mutual funds managed by Bank of America, N.A., who is the Trustee and Custodian of the Plan.

The Plan also provides participants the option to invest in the WPP Stock Fund, a party-in-interest. The Plan held 153,095 WPP plc ADSs in the WPP Stock Fund valued at $7,448,049 at December 31, 2009, and at December 31, 2008 the Plan held 151,525 WPP Group plc ADSs in the WPP Stock Fund valued at $4,483,600.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties in interest.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, J. Walter Thompson Company has the right to terminate the Plan and each Participating Employer may terminate its participation in the Plan subject to the provisions of ERISA and the terms of the Plan. In the event of the Plan terminating, participants will become 100% vested in their accounts.

8.	SUBSEQUENT EVENTS

The Plan’s management evaluated subsequent events through June 24, 2010, the date on which the financial statements were issued and no additional disclosures were required.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

EIN: 13-1378860	FORM 5500, SCHEDULE H, PART IV, LINE 4i—
PN: 010	SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	WPP Stock Fund
*	WPP plc	American Depositary Shares	*	*	$7,448,049

	Common Collective Trusts
*	Bank of America, N.A. Retirement Preservation Trust	Common Collective Trust	*	*	30,437,922
*	Bank of America, N.A. Equity Index Trust	Common Collective Trust	*	*	9,329,449

	Total common collective trusts				39,767,371

	Mutual Funds
	Fidelity Adv Diversfied Int’l Cl. T	Mutual fund	*	*	3,437,097
	JP Morgan Gov’t Bond Fund Select CL	Mutual fund	*	*	21,065,365
*	BlackRock US Opportunites Port Fd, Cl I	Mutual fund	*	*	13,319,026
*	BlackRock Fundamental Growth Fund, Inc. Cl I	Mutual fund	*	*	22,427,176
	Pimco Total Return Fund, Cl I	Mutual fund	*	*	27,863,845
	Allianz NFJ Small-Cap Value Cl. I	Mutual fund	*	*	8,664,822
	Perkins Mid Cap Value Fund, Cl Inv.	Mutual fund	*	*	9,246,410
	Thornburg Int’l Value Cl. I	Mutual fund	*	*	23,833,101
	Fidelity Adv Small Cap Fund Cl. T	Mutual fund	*	*	3,812,043
	Davis NY Venture Cl Y	Mutual fund	*	*	12,355,224

	Total mutual funds				146,024,109

	MRJ Value Equity Fund	Portfolio Fund	*	*	20,330,252

	Cash and accrued income				118,807

*	Participant Loans	Participant loans (maturing 2010 to 2029 at interest rates of 4.25% to 11%)			3,751,855

	Total assets (held at end of year)				$217,440,443

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

Date: June 28, 2010	By:	/s/ Donna Matteo
	Name:	Donna Matteo
	Title:	Director of Benefits

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm